SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 2 to

Crestwood Equity Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

456615103

(CUSIP Number)

Joel C. Lambert

700 Louisiana Street, Suite 2550

Houston, TX 77002

(832) 519-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 456615103

1	NAME OF REPORTING PERSON Crestwood Gas Services Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,421,509 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,421,509 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,421,509 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%†
14	TYPE OF REPORTING PERSON OO

*	Does not include 4,387,889 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 187,349,776 Common Units outstanding as of February 13, 2015, as reported in the Issuer’s Annual Report on Form 10-K, filed March 2, 2015.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON Crestwood Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,421,509 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,421,509 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,421,509 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%†
14	TYPE OF REPORTING PERSON OO

*	Does not include 4,387,889 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 187,349,776 Common Units outstanding as of February 13, 2015, as reported in the Issuer’s Annual Report on Form 10-K, filed March 2, 2015.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON Crestwood Holdings II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,421,509 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,421,509 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,421,509 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%†
14	TYPE OF REPORTING PERSON OO

*	Does not include 4,387,889 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 187,349,776 Common Units outstanding as of February 13, 2015, as reported in the Issuer’s Annual Report on Form 10-K, filed March 2, 2015.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON Crestwood Holdings Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,421,509 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,421,509 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,421,509 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%†
14	TYPE OF REPORTING PERSON OO

*	Does not include 4,387,889 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 187,349,776 Common Units outstanding as of February 13, 2015, as reported in the Issuer’s Annual Report on Form 10-K, filed March 2, 2015.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON FR XI CMP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,421,509 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,421,509 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,421,509 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%†
14	TYPE OF REPORTING PERSON OO

*	Does not include 4,387,889 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 187,349,776 Common Units outstanding as of February 13, 2015, as reported in the Issuer’s Annual Report on Form 10-K, filed March 2, 2015.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON FR Midstream Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,473,509 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,473,509 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,473,509 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%†
14	TYPE OF REPORTING PERSON OO

*	Does not include 4,387,889 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 187,349,776 Common Units outstanding as of February 13, 2015, as reported in the Issuer’s Annual Report on Form 10-K, filed March 2, 2015.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON First Reserve GP XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,473,509 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,473,509 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,473,509 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%†
14	TYPE OF REPORTING PERSON PN

*	Does not include 4,387,889 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 187,349,776 Common Units outstanding as of February 13, 2015, as reported in the Issuer’s Annual Report on Form 10-K, filed March 2, 2015.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON First Reserve GP XI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,473,509 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,473,509 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,473,509 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%†
14	TYPE OF REPORTING PERSON CO

*	Does not include 4,387,889 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 187,349,776 Common Units outstanding as of February 13, 2015, as reported in the Issuer’s Annual Report on Form 10-K, filed March 2, 2015.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON William E. Macaulay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,473,509 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,473,509 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,473,509 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%†
14	TYPE OF REPORTING PERSON IN

*	Does not include 4,387,889 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 187,349,776 Common Units outstanding as of February 13, 2015, as reported in the Issuer’s Annual Report on Form 10-K, filed March 2, 2015.

This Amendment No. 2 to Schedule 13D is filed by the Reporting Persons as an amendment to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 19, 2013, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on October 11, 2013 (as amended, this “Schedule 13D”). This Amendment relates to the common units representing limited partner interests (the “Common Units”) of Crestwood Equity Partners LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background

Item 2 is hereby amended as follows:

Schedule I attached to the Schedule 13D is hereby amended and restated as provided on Schedule I hereto and is incorporated by reference herein.

Item 4. Purpose of the Transaction

Item 4 is hereby supplemented as follows:

Agreement and Plan of Merger

On May 5, 2015, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Crestwood Equity GP LLC, a Delaware limited liability company and the general partner of the Issuer (“Equity GP”), CEQP ST SUB LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Issuer (“MergerCo”), MGP GP, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Issuer (“MGP GP”), Crestwood Midstream Holdings LP, a Delaware limited partnership (“Midstream Holdings”), Crestwood Midstream Partners LP, a Delaware limited partnership (“Crestwood”), Crestwood Midstream GP LLC, a Delaware limited liability company and the general partner of Crestwood (“Midstream GP”), and Crestwood Gas Services GP, LLC, a Delaware limited liability company and wholly-owned subsidiary of Midstream GP (“CMLP GP”).

Upon the terms and subject to the conditions set forth in the Merger Agreement, MergerCo, MGP GP and Midstream Holdings will merge (the “Merger”) with and into Crestwood, with Crestwood being the surviving entity.

At the effective time of the Merger, (i) each common unit of Crestwood issued and outstanding immediately prior the effective time of the Merger (other than common units of Crestwood held by the Issuer, CMLP GP or their respective subsidiaries, if any) shall be converted into the right to receive 2.7500 Common Units and (ii) each preferred unit of Crestwood issued and outstanding immediately prior the effective time of the Merger (other than preferred units of Crestwood held by the Issuer or its subsidiaries, if any) shall be converted into the right to receive 2.7500 preferred units of the Issuer. Based on the number of common units of Crestwood owned by Crestwood Holdings and Gas Services Holdings as of the date hereof, if the Merger is consummated, Crestwood Holdings will receive approximately 6,866,945 Common Units and Gas Services Holdings will receive approximately 50,433,114 Common Units.

The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit I.

Support Agreement

On May, 5, 2015, in connection with the transactions contemplated by the Merger Agreement, the Issuer and CMLP GP (the “Supporting Parties”) entered into a Support Agreement (the “Support Agreement”) by and among Crestwood and the Supporting Parties, pursuant to which, among other things, the Supporting Parties agreed to vote their Common Units in favor of the Merger and the other transactions contemplated by the Merger Agreement.

The foregoing summary of the Support Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Support Agreement, a copy of which is attached hereto as Exhibit J.

Item 5. Interest in Securities of the Issuer

Item 5(a) and (b) of the Schedule 13D is hereby amended and restated as follows:

(a) and (b). The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. The following disclosure is based on 187,349,776 Common Units outstanding as of February 13, 2015, as reported in the Issuer’s Annual Report on Form 10-K, filed March 2, 2015. See Schedule I for the information applicable to the Listed Persons.

Gas Services Holdings holds 49,421,509 Common Units, representing approximately 26.4% of the outstanding Common Units. Gas Services Holdings also holds 4,387,889 Subordinated Units, which represent all of the outstanding Subordinated Units as of the date of this Schedule 13D. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.

FR Midstream Holdings beneficially owns an additional 52,000 Common Units owned directly by KA First Reserve. FR Midstream Holdings owns a majority of the membership interests in KA First Reserve and controls the board of managers of KA First Reserve. FR GP Inc., is the general partner of FR GP LP, which is the managing member of FR Midstream Holdings, which is the sole member of FR XI CMP, which is the controlling member of Crestwood Holdings Partners, which is the sole member of Crestwood Holdings II, which is the sole member of Crestwood Holdings, which is the sole member of Gas Services Holdings. When FR Midstream Holdings’ indirect beneficial ownership of Common Units through KA First Reserve is combined with other indirect ownership of Common Units through Gas Services Holdings, such ownership interests represent approximately 26.4% of the outstanding Common Units.

Each of the Reporting Persons may be deemed to beneficially own the Common Units reported herein. The filing of this Schedule 13D shall not be construed as an admission that any person listed in this Item 5 is the beneficial owner of any securities covered by this statement. Each Reporting Person disclaims beneficial ownership of the securities reported herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented as follows:

The information set forth or incorporated by reference in Item 4 of this statement is hereby incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 hereby supplemented by adding the following at the end thereof:

Exhibit I	Agreement and Plan of Merger, dated as of May 5, 2015, by and among the Issuer, Equity GP, MergerCo, MGP GP, Midstream Holdings, Crestwood, Midstream GP and CMLP GP (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the Commission on May 6, 2015 (file number 001-34664)).

Exhibit J	Support Agreement, dated as of May 5, 2015, by and among Crestwood, the Issuer and CMLP GP (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the Commission on May 6, 2015 (file number 001-34664)).

[Signature Pages Follow]

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: May 6, 2015

CRESTWOOD GAS SERVICES HOLDINGS LLC

By:	/s/ Joel C. Lambert
	Name:	Joel C. Lambert
	Title:	Senior Vice President

CRESTWOOD HOLDINGS LLC

By:	/s/ Joel C. Lambert
	Name:	Joel C. Lambert
	Title:	Senior Vice President

CRESTWOOD HOLDINGS II LLC

By:	/s/ Joel C. Lambert
	Name:	Joel C. Lambert
	Title:	Senior Vice President

CRESTWOOD HOLDINGS PARTNERS, LLC

By:	/s/ Joel C. Lambert
	Name:	Joel C. Lambert
	Title:	Senior Vice President

FR XI CMP HOLDINGS LLC

By:	First Reserve GP XI, L.P., its managing member

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Michael France
	Name:	Michael France
	Title:	Managing Director

[Signature Page to Schedule 13D]

FR MIDSTREAM HOLDINGS LLC

By:	First Reserve GP XI, L.P., its managing member

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Michael France
	Name:	Michael France
	Title:	Managing Director

FIRST RESERVE GP XI, L.P.

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Michael France
	Name:	Michael France
	Title:	Managing Director

FIRST RESERVE GP XI, INC.

By:	/s/ Michael France
	Name:	Michael France
	Title:	Managing Director

WILLIAM E. MACAULAY

By:	/s/ Anne E. Gold
	Name:	Anne E. Gold
	Title:	Attorney-in-fact

[Signature Page to Schedule 13D]

Schedule I

Officers of Crestwood Gas Services Holdings LLC

Robert G. Phillips

Address: c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2550, Houston, Texas 77002

Principal Occupation: Chairman, President and Chief Executive Officer of Crestwood Holdings Partners, LLC

Citizenship: USA

Amount Beneficially Owned: 265,420

J. “Heath” Deneke

Address: c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2550, Houston, Texas 77002

Principal Occupation: President, Natural Gas of Crestwood Holdings Partners, LLC

Citizenship: USA

Amount Beneficially Owned: 77,271

William C. Gautreaux

Address: c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2550, Houston, Texas 77002

Principal Occupation: President, Liquids & Crude of Crestwood Holdings Partners, LLC

Citizenship: USA

Amount Beneficially Owned: 2,538,666

Steven M. Dougherty

Address: c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2550, Houston, Texas 77002

Principal Occupation: Senior Vice President, Chief Accounting Officer of Crestwood Holdings Partners, LLC

Citizenship: USA

Amount Beneficially Owned: 60,789

Robert T. Halpin III

Address: c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2550, Houston, Texas 77002

Principal Occupation: Senior Vice President and Chief Financial Officer of Crestwood Holdings Partners, LLC

Citizenship: USA

Amount Beneficially Owned: 66,225

Joel C. Lambert

Address: c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2550, Houston, Texas 77002

Principal Occupation: Senior Vice President, General Counsel & Secretary of Crestwood Holdings Partners, LLC

Citizenship: USA

Amount Beneficially Owned: 71,733

William H. Moore

Address: c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2550, Houston, Texas 77002

Principal Occupation: Senior Vice President, Strategy & Corporate Development of Crestwood Holdings Partners, LLC

Citizenship: USA

Amount Beneficially Owned: 80,103

Joel D. Moxley

Address: c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2550, Houston, Texas 77002

Principal Occupation: Senior Vice President, Operations Services of Crestwood Holdings Partners, LLC

Citizenship: USA

Amount Beneficially Owned: 40,013

Schedule I – 1

Officers of Crestwood Holdings LLC

Robert G. Phillips

(see above)

J. “Heath” Deneke

(see above)

William C. Gautreaux

(see above)

Steven M. Dougherty

(see above)

Robert T. Halpin III

(see above)

Joel C. Lambert

(see above)

William H. Moore

(see above)

Joel D. Moxley

(see above)

Officers of Crestwood Holdings II LLC

Robert G. Phillips

(see above)

J. “Heath” Deneke

(see above)

William C. Gautreaux

(see above)

Steven M. Dougherty

(see above)

Robert T. Halpin III

(see above)

Joel C. Lambert

(see above)

William H. Moore

(see above)

Joel D. Moxley

(see above)

Officers of Crestwood Holdings Partners, LLC

Schedule I – 2

Robert G. Phillips

(see above)

J. “Heath” Deneke

(see above)

William C. Gautreaux

(see above)

Steven M. Dougherty

(see above)

Robert T. Halpin III

(see above)

Joel C. Lambert

(see above)

William H. Moore

(see above)

Joel D. Moxley

(see above)

Members of the Management Committee of Crestwood Holdings Partners, LLC

Timothy H. Day

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 16,975

Michael G. France

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 16,975

Robert G. Phillips

(see above)

Board of Directors of First Reserve GP XI, Inc.

William E. Macaulay

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Chairman and Co-Chief Executive Officer of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Anne E. Gold

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Chief Compliance Officer of First Reserve

Schedule I – 3

Citizenship: USA

Amount Beneficially Owned: 0

Jennifer C. Zarrilli

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Chief Financial Officer and Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Officers of First Reserve GP XI, Inc.

William E. Macaulay

(see above)

John A. Hill

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Vice Chairman of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Michael G. France

(see above)

Timothy H. Day

(see above)

Cathleen M. Ellsworth

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Francesco Giuliani

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: Italy

Amount Beneficially Owned: 0

Neil J. Hartley

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: United Kingdom

Amount Beneficially Owned: 0

Will Honeybourne

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Alex T. Krueger

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Co-Chief Executive Officer and President of First Reserve

Schedule I – 4

Citizenship: USA

Amount Beneficially Owned: 0

Kenneth W. Moore

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

David A. Posner

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Jeffrey K. Quake

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Gary D. Reaves, II

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Claudio Santiago

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: Spain

Amount Beneficially Owned: 0

Alan G. Schwartz

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Directors of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Joshua R. Weiner

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Directors of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Neil A. Wizel

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Jennifer C. Zarrilli

(see above)

Schedule I – 5